PRIMEWEST ENERGY TRUST ANNOUNCES A

20% INCREASE IN CASH DISTRIBUTIONS

FOR IMMEDIATE RELEASE

December 7, 2005

CALGARY (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B NYSE: PWI) – PrimeWest Energy Trust (PrimeWest) today announces a 20% increase to distribution payments to $0.36 Canadian per Trust Unit, from $0.30 per Trust Unit effective on the January 13th, 2006 payment date.  The ex-distribution date for this distribution is December 20th, 2005 and the record date is December 22, 2005.

Using a Canadian dollar to U.S. dollar exchange ratio of 0.86, the increased distribution amount is approximately U.S. $0.31 per Trust Unit.  The actual U.S. dollar equivalent distribution will be based upon the actual Canadian/U.S. exchange rate applied on the payment date net of applicable Canadian withholding taxes.

On November 23, 2005 the Minister of Finance of Canada, Mr. Ralph Goodale concluded the consultation process regarding income trust sector taxation that was initiated in September 2005, confirming that there will be no incremental tax on income trusts.  At the same time, Mr. Goodale proposed a reduction in the personal income tax on dividend income, reducing the “double taxation” of corporate dividends, providing additional certainty and stability to the trust sector. This change better aligns the dividend tax treatment with the tax treatment of income trust distribution payments.  The government also announced that it would resume providing advance tax rulings on flow-through entity structures.

Given the conclusion of the consultation process and the strength in commodity prices, the Board of Directors has approved this increase in the Trust’s distribution payments. Since August 2003, PrimeWest has followed a strategy of maintaining distributions within 70% to 90% of cash flow , calculated on an annual basis ..  The strength in commodity prices has increased the Trust’s cash flow from operations available for distribution to Unitholders. Notwithstanding the increased distribution, given the current environment of higher commodity prices, we expect that the payout ratio ~~, given the increased distribution,~~ will fall below the lower end of the historical range.  The Board of Directors of PrimeWest will continue to consider a variety of factors in establishing the monthly distribution level.  These factors include, but are not limited to:  commodity price outlook, cash flow forecast, capital development plans, debt levels, taxability considerations and competitive industry distribution practices.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX". Five-year convertible debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the seven-year convertible debentures trade under the symbol “PWI.DB.B”.

To learn more about PrimeWest, please visit our Website at www.primewestenergy.com.  For Investor Relations inquiries, please contact our offices during regular business hours.  Calls are returned as promptly as possible, however, during times of high call volume it may take up to two business days to respond.

Investor Relations Contact:

Diane Zuber

Investor Relations Advisor

403-699-7356

Toll-Free:  1-877-968-7878

Email:  investor@primewestenergy.com